Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank
Toronto Dominion Centre
P.O. Box 1
Toronto, ON
M5K 1A2

2.	Date of Material Change

April 18, 2007

3.	News Release

The Toronto-Dominion Bank and its subsidiaries collectively known as TD Bank Financial Group (TDBFG), issued a press release on April 18, 2007 through the facilities of CNW Group.

4.	Summary of Material Change

On April 18, 2007, TDBFG and TD Banknorth Inc. announced that TD Banknorth shareholders approved the privatization by TDBFG at a special shareholder meeting in Portland held on that date.

On April 20, 2007, TDBFG and TD Banknorth Inc. announced that they received all regulatory approvals necessary to complete the privatization of TD Banknorth and the transaction closed effective that date.

5.           Full Description of Material Change

Please refer to the press release dated April 18, 2007 attached as Schedule “A” and the press release dated April 20, 2007 attached as Schedule “B”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Christopher A. Montague, Executive Vice President and General Counsel at (416) 308-6963.

9.	Date of Report

April 26, 2007

SCHEDULE “A”

Shareholders of TD Banknorth Inc. vote in favor of proposed privatization by
TD Bank Financial Group

April 18, 2007, PORTLAND, ME and TORONTO, ON - TD Banknorth Inc. (NYSE: BNK) and TD Bank Financial Group (TSX, NYSE: TD) today announced that TD Banknorth shareholders approved the proposed privatization by TDBFG at a special shareholder meeting in Portland. Upon completion of the transaction, TD Banknorth will become a wholly-owned subsidiary of TDBFG.

“We’re pleased that TD Banknorth’s minority shareholders voted in favor of this transaction,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “We will continue the transformation of TD Banknorth that is already in progress and will work closely with TD Banknorth to create a leading retail and commercial banking franchise in the United States.”

“This is the start of a new chapter in TD Banknorth’s history and is great news for both our customers and employees,” said Bharat B. Masrani, President and Chief Executive Officer, TD Banknorth. “We will continue our efforts to provide a truly superior customer experience to our expanding customer base throughout the northeastern United States.”

The transaction is expected to close on or about April 20, 2007. In connection with the transaction, TD Banknorth will be delisted from the New York Stock Exchange on April 20, 2007.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$408 billion in assets, as of January 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About TD Banknorth
TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a majority-owned subsidiary of TD Bank Financial Group. At December 31, 2006, TD Banknorth had $40 billion of total consolidated assets. TD Banknorth's banking subsidiary, TD Banknorth, N.A., operates banking divisions in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Vermont. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking, private label credit cards, insurance premium financing and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. The TD Banknorth common stock trades on the New York Stock Exchange under the symbol "BNK." For more information, visit http://www.TDBanknorth.com.

For more information, please contact:

Neil Parmenter	Jeff Nathanson
TD Bank Financial Group	TD Banknorth
416-982-4285	207-761-8517

SCHEDULE “B”

TD Banknorth Privatization Transaction Closed

PORTLAND, ME and TORONTO, ON - April 20, 2007 - TD Banknorth Inc. (NYSE: BNK) and TD Bank Financial Group (TSX, NYSE: TD) today announced that they have received all regulatory approvals necessary to complete the privatization of TD Banknorth. As a result the transaction closed today, April 20, 2007.

TD Bank Financial Group and TD Banknorth also announced that they will hold an investor call and webcast May 7, 2007. The call will feature presentations by TDBFG executives on TD Banknorth earnings and strategy and will be followed by a question and answer period with analysts. The call will be webcast live via TDBFG’s website at 11:00 am ET, and is expected to last about 60 minutes.

The presentation material to be referenced during the call will be available on TDBFG’s Investor Relations website at www.td.com/investor/earnings.jsp on May 7, 2007, by approximately 11:00 am. ET. A listen-only telephone line is available at: 416-644-3417 or toll-free at: 1-800-732-9307.

In addition, recordings of the presentations will be archived at www.td.com/investor/calendar_arch.jsp following the webcast and will be available for replay for a period of one month. Please call 1-877-289-8525 toll free or (416-640-1917 locally). The passcode is 21226460 (pound key).

The presentations may contain forward-looking statements including statements regarding the business and anticipated financial performance of TD Bank Financial Group. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the statements. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$408 billion in assets, as of January 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD."

About TD Banknorth
TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a wholly-owned subsidiary of TD Bank Financial Group. At December 31, 2006, TD Banknorth had $40 billion of total consolidated assets. TD Banknorth's banking subsidiary, TD Banknorth, N.A., operates banking divisions in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Vermont. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking, private label credit cards, insurance premium financing and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. For more information, visit http://www.TDBanknorth.com.

For more information, please contact:

Neil Parmenter	Jeff Nathanson
TD Bank Financial Group	TD Banknorth
416-982-4285	207-761-8517